Exhibit 2.1

INTELLECTUAL PROPERTY PURCHASE AGREEMENT

- between –

N. HARRIS COMPUTER CORPORATION

- and –

TAILORED BUSINESS SYSTEMS, INC.

- and –

VILLAGEEDOCS, INC.

DECEMBER 4, 2009

INTELLECTUAL PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT is made the 4th day of December, 2009.

BETWEEN:

N. HARRIS COMPUTER CORPORATION, a corporation incorporated under the laws of Ontario (the “Purchaser”)

- and -

TAILORED BUSINESS SYSTEMS, INC., a corporation incorporated under the laws of the State of Georgia (the “Seller”)

- and -

VILLAGEEDOCS, INC., a corporation incorporated under the laws of the State of Delaware (the “Shareholder”).

WHEREAS the Seller carries on the Business (as hereinafter defined);

AND WHEREAS the Seller desires to sell and the Purchaser desires to purchase certain of the assets of the Seller pertaining to the Business, upon and subject to the terms and conditions hereinafter set forth;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

1.0	INTERPRETATION

1.1	Definitions. In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)	“Agreement” means this agreement and all Schedules hereto and all amendments made hereto and thereto by written agreement between the Seller and the Purchaser.

(b)	“Assets” means the assets referred to or described in Section 2.1 including, without limitation, the Software and the Intellectual Property.

(c)	“Business” means the business of the licensing of software and provision of professional and maintenance services carried on by the Seller.

(d)	“Business Day” means a day other than a Saturday, Sunday or bank, statutory or civic holiday in the State of Georgia.

(e)	“Claims” means all claims, demands, actions, suits, proceedings or investigations of whatever kind or nature.

(f)	“Closing Date” means the date hereof.

(g)	“Contracts” has the meaning set out in Section 3.1(g)(viii).

(h)	“Damages” means all direct or indirect losses, damages, expenses, and liabilities, including, without limitation, all reasonable legal and professional fees and costs.

(i)	“Developers” has the meaning set out in Section 3.1(g)(i).

(j)	“Disclosure Schedule” means the list, set out in Schedule B, of exceptions to the Warrantor’s representations and warranties.

(k)	“End-user Customer” means a user or licensee of the Software.

(l)	“Intellectual Property” has the meaning set out in Section 2.1(a).

(m)
“Knowledge of the Warrantor” means the actual knowledge of the executive officers of Warrantor or awareness by such officer of the existence or absence of a fact, provided such Warrantor has made reasonable enquiry in the circumstances.

(n)	“Licensed Technology” has the meaning set out in Section 3.1(f)(ii).

(o)
“Lien” means any security interest, mortgage, encumbrance, option, lien or charge of any kind, including, without limitation, any limitation on transfer, use, receipt of income or other exercise of any attributes of ownership of the Assets.

(p)
“Permitted Liens” means mechanics’, materialmens’, carriers’, workmens’, repairmens’, contractors’ and warehousemens’ Liens arising or incurred in the ordinary course of business and for amounts which are not delinquent and which would not, individually, result in a material adverse effect on the Business.

(q)	“Purchase Price” has the meaning set out in Section 2.3.

(r)	“Schedules” means those schedules listed in Section 1.4.

(s)
“Share Purchase Agreement” means that share purchase agreement dated the date hereof and entered immediately hereafter between the Purchaser and the Shareholder respecting all the issued and outstanding shares of the Seller.

(t)
“Software” means all computer programs owned by the Seller, excluding the Licensed Technology and Third Party Programs, that were developed, licensed, marketed or supported in the course of carrying on the Business, including, without limitation, those known by the names set out in Schedule A, and including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to the said computer programs, all as they exist at the Time of Closing, whether under development or as currently being marketed by the Seller.

(u)	“Third Party Programs” has the meaning set out in Section 3.1(g)(iv).

(v)	“Time of Closing” means 5:00 p.m. (Eastern Standard Time) on the Closing Date.

(w)	“Warrantor” means the Shareholder.

1.2
Extended Meanings.  In this Agreement words importing any gender include all genders, words importing the singular number include the plural and vice versa, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

1.3	Currency. All references to currency herein are to lawful money of the United States.

1.4	Schedules. The following are the Schedules attached hereto and incorporated by reference and deemed to be part hereof:

Schedule A - Software and Intellectual Property; and
Schedule B - Disclosure Schedule

2.0	SALE AND PURCHASE

2.1	Purchase and Sale of Software and Intellectual Property.

(a)
Upon and subject to the terms and conditions hereof, at the Time of Closing, the Seller will sell, assign and transfer to the Purchaser free and clear of all Liens, except Permitted Liens, and the Purchaser will purchase from the Seller:

(i)	the Software;

(ii)	all intellectual property rights worldwide in and to the Software, whether registered or unregistered (the “Intellectual Property”), including, without limitation:

a)	Copyrights – all copyrights in the Software, including, without limitation, all applications and registrations of such copyrights;

b)
Trade-marks and Domain Names – all of the Seller’s rights in trade-marks, trade-names, service marks, brand names, logos, domain names or the like relating to the Software, including, without limitation, those listed in Schedule A, whether used in association with wares or services, and all applications, registrations, renewals, modifications and extensions of such trade-marks and domain names;

c)
Patents – all of the Seller’s rights in patents, patent applications and other patent rights, if any, relating to the Software, including, without limitation, those listed in Schedule A, including divisional and continuation patents; and

d)
Technology – all technology created, developed or acquired by the Seller in connection with the Software whether or not patented or patentable and whether or not fixed in any medium whatsoever, including, without limitation, all inventions, know how, techniques, processes, procedures, methods, trade secrets, research and technical data, records, formulae, designs, sketches, patterns, specifications, schematics, blue prints, flow charts or sheets, equipment and parts lists and descriptions, samples, reports, studies, findings, algorithms, instructions, guides, manuals, and plans for new or revised products and/or services in connection with the business;

(iii)	for greater certainty, all of the Seller’s rights to develop, modify, market, sell, distribute, license and install the current and any future releases of the Software.

2.2
Final Sale.  For greater certainty, the Seller hereby acknowledges that the Purchase Price payable by Purchaser to Seller in accordance with the provisions of this Article 2.0 represents the full and final payment due to Seller from Purchaser in respect of the purchase of the Assets.  The Seller hereby:

(a)           surrenders all its right, title and interest in and to the Assets; and

(b)           releases the Purchaser from any and all claims which the Seller now or in future may have in respect of the Assets.

2.3
Purchase Price.  The purchase price payable by the Purchaser to the Seller for the Assets (such amount being hereinafter referred to as the “Purchase Price”) will be $2,205,000 (U.S.).  The taxes payable thereon shall be paid in accordance with Section 2.5 hereof.

2.4	Payment of Purchase Price. The Purchase Price shall be paid by the Purchaser through delivery of a certified cheque, bank draft or wire transfer payable on the Closing Date to the Shareholder.

2.5
Tax Matters.  The Shareholder shall be liable for and pay to the appropriate taxing authority or other entity, within the required time period, all federal, state or local sales taxes and all other similar taxes, duties, registration charges, penalties, interests, fines, legal fees or other like charges properly payable in connection with the transfer of the Assets, to the entire exoneration of the Purchaser.

2.6
Obligations and Liabilities Not Assumed.  Except as otherwise expressly provided herein, the Purchaser does not assume and will not be liable for any obligations or liabilities of the Seller that have arisen prior to the Closing Date.

2.7
Substitution and Subrogation.  To the extent not otherwise prohibited, the conveyance of the Assets to the Purchaser hereunder is with full rights of substitution and subrogation of the Purchaser in and to all covenants and warranties by others heretofore given or made in respect of the Assets or any part thereof.

3.0	REPRESENTATIONS AND WARRANTIES

3.1	Warrantor’s Representations and Warranties. The Warrantor represents and warrants to the Purchaser that:

(a)
Corporate – The Seller is a corporation duly existing and organized under the laws of its jurisdiction of incorporation and has not been dissolved.  The Seller has corporate power to own its assets and to carry on the Business, as such business is carried on as at the Closing Date, and has made all necessary filings under all applicable corporate and taxation laws or any other laws to which the Seller is subject.

(b)
Authority - The Seller has good and sufficient power, authority and right to enter into and deliver this Agreement and to transfer the legal and beneficial title and ownership of the Assets to the Purchaser free and clear of all Liens, except for Permitted Liens, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary corporate action on the part of the Seller and its shareholders and such approvals have been delivered in writing to the Purchaser.  No approval, order, consent or filing with any governmental authority (including any regulatory authority and agency) is required on the part of the Seller in connection with the execution, delivery and performance of this Agreement, it being acknowledged that the Purchaser may wish to record the transfer of title to the Assets with certain governmental agencies.

(c)
Binding Agreement - This Agreement and all other agreements, documents and instruments to be executed by the Seller to give effect to the transactions contemplated hereby constitute valid and legally binding obligations of the Seller, enforceable against the Seller in accordance with their terms subject to applicable bankruptcy and insolvency laws and to equitable remedies being always in the discretion of a court.

(d)
No Options – There is no contract, option or any other right of another binding upon or which at any time in the future may become binding upon the Seller to sell, transfer, assign, pledge, charge, mortgage, create a Lien upon or in any other way dispose of or encumber any of the Assets other than pursuant to the provisions of this Agreement and Permitted Liens.

(e)	No Conflict – Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Seller will result in the violation of:

(i)	any of the provisions of the charter documents or by-laws of the Seller;

(ii)	any agreement or other instrument to which it is a party or by which it is bound, or

(iii)	any applicable law, rule or regulation.

(f)	Intellectual Property

(i)	Owned Intellectual Property.

(A)
The Seller owns all right, title and interest in and to the Intellectual Property (which for purposes of subsections 3.1(f)(i) and 3.1(h) includes without limitation the Software and related training materials).  Schedule A sets forth a full, complete and true list of all of the Intellectual Property, and specifies the jurisdictions in which such Intellectual Property has been registered or in which an application for such issuance and registration has been filed, including the respective registration or application numbers and the names of all registered owners, together with a list of all of the Seller’s currently marketed software products and an indication as to which, if any, of such software products have been registered for copyright protection with the relevant copyright offices and any foreign offices and by whom such items have been registered.

(B)
The Seller is the sole and exclusive owner of, with all right, title and interest in and to (free and clear of any Lien except Permitted Liens), the Intellectual Property, and, save and except for any rights conferred by the Seller upon its licensees pursuant to the Contracts, the Seller has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Intellectual Property is being used.

(C)
The Intellectual Property is in full force and effect and has not been used or enforced by the Seller, or failed to be used or enforced by the Seller, in a manner that would result in its abandonment, cancellation or unenforceability.

(D)	The Seller has not transferred, agreed to transfer, nor granted any right or option in, the ownership of the Intellectual Property to any other person.

(E)	There is no and has not been any unauthorized use, infringement or misappropriation of any of the Intellectual Property by any person, current or former employee or by any other third party.

(ii)	Licensed Technology.

(A)
Section 3.1(f)(ii) of the Disclosure Schedule lists all third party software and any other technology and technical information (other than the Third Party Programs described in Section 3.1(g)(iv) and (g)(v)) licensed to the Seller by third parties or which the Seller otherwise has the right to use (such material, together with the Third Party Programs, the “Licensed Technology”).

(B)	The Seller is using or holding the Licensed Technology with the consent of a license from the owner of, or an entity that has authority to grant licenses to use, such Licensed Technology.

(C)
The transactions contemplated hereby and by the Share Purchase Agreement will not result in the termination, loss or relinquishing of the Seller’s right to use, pursuant to valid licenses, any Licensed Technology or Third Party Programs material to the Business, including, without limitation, rights necessary for the creation, modification, compilation, operation or support of the Software, it being expressly acknowledged that the Licensed Technology and the Third Party Programs do not form part of the Assets transferred hereby.

(g)	Software

(i)
Developers.  The Software was written only by the individuals (the “Developers”) listed in Section 3.1(g)(i) of the Disclosure Schedule other than minor components of the Software which, in the aggregate, do not comprise more than 5% of the source code of the current version of any individual Software program.

(ii)
Software Developers.  All Developers, at the time they wrote the Software, were either full-time employees of the Seller, or they were contractors, in each case who have assigned, waived or relinquished all their intellectual property, moral or other rights in and to the Software to the Seller or entities from which the Software was purchased by the Seller.

(iii)
Government Funding.  No government funding, facilities of a university, college or other educational institution or research center was used in the development of the Software, and, to the Knowledge of the Warrantor, no such entity or any other third party has any claim or right to the Software.

(iv)	Third Party Programs.

(A)
Section 3.1(g)(iv) of the Disclosure Schedule lists all third party software programs (any such programs being herein referred to as “Third Party Programs”), including, without limitation,  development tools and utilities, contained, embodied, required or used by the Software.  The Software, together with any Third Party Programs, contains all materials necessary for the continued maintenance and development of the Software in the manner the Seller conducted the Business up to the Closing Date; and

(B)	no open source software was or is used in, incorporated into, integrated or bundled with any of the Software.

(v)
Third Party Licenses.  A copy of each license, distribution and maintenance agreement for the Third Party Programs has been provided by the Seller to the Purchaser, except in respect of Third Party Programs that are retail software programs purchased by the Seller and passed through to End-user Customers, and such license, distribution and maintenance agreements give the Seller the right to grant unlimited run-time licenses of the respective Third Party Programs to the customers of the Seller for the royalties set out in Section 3.1(g)(v) of the Disclosure Schedule.

(vi)
Object Code.  Only object code versions of the Software have been provided to End-user Customers of the Software.  No person other than such End-user Customers or employees of the Seller has been provided with a copy of the object code of the Software.

(vii)	Source Code.

(A)
Except for source code within, or on, computers used by employees of the Seller, the source code for the Software has not been delivered or made available to any person and the Seller has not agreed to or undertaken to or in any other way promised to provide such source code to any person.

(B)	Except for source code within, or on, computers used by employees of the Seller, the source code for the Software is currently stored only at the business premises of the Seller.

(C)
The sale of the Assets of the Seller resulting from the transactions contemplated by this Agreement and the transactions contemplated by the Share Purchase Agreement will not entitle any customer of the Seller to obtain a copy of the source code for the Software, nor will it result in any third party being granted any right with respect to the source code for the Software.

(viii)	Customer Licenses and Other Agreements.

(A)
Section 3.1(g)(viii) of the Disclosure Schedule contains a list of all written material software license agreements, software maintenance or support agreements, development contracts and any other agreements between the Seller and End-user Customers (collectively, the “Contracts”).

(B)
All End-user Customers under Contracts have been granted non-transferable, non-exclusive, single-site licenses (meaning that the customer is not permitted to use the Software at more than one location without purchasing one or more additional licenses) to use only object code versions of the Software.

(C)
With respect to the maintenance agreements between the Seller and End-user Customers, no maintenance agreement has a term greater than 12 months, and the Seller has not agreed with any End-user Customer to limit future increases in maintenance fees.

(ix)
Software Defects.  Section 3.1(ix) of the Disclosure Schedule includes a list of all material problems or defects in the Software, including, without limitation, bugs, logic errors or failures of the Software.

(x)
Development Plans.  Section 3.1(x) of the Disclosure Schedule accurately describes the current development plans for the Software (including major activities, schedules, resources and milestones for the development of the Software).

(xi)
Disabling Devices. The Software does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Software, including, without limitation, time locks or computer viruses.

(xii)
Distributors.  There are no distributors, joint venturers, partners, sales agents, representatives or any other persons, including value-added resellers, original equipment manufacturers or other resellers, who previously had or currently have rights to market, distribute or license the Software. No entity that previously had rights to distribute the Software, has or had exclusive rights to do so in any geographic, product or customer market.

(xiii)
Regulatory Approvals.  The Seller has obtained all material mandatory government, regulatory, technical and similar approvals in all jurisdictions where the Software is sold or may otherwise be required, in each case as at the Closing Date.

(h)
Infringement – the Intellectual Property does not infringe upon or violate any intellectual property right, including copyrights, patents, trade-marks, trade secrets or other proprietary rights, of any third party, nor has the Seller received notice from any person claiming that the Intellectual Property infringes any such party’s intellectual property rights. Except as contained in the Contracts, the Seller has not entered into any agreement to indemnify any other person against any claim of infringement based on the development, distribution, sale or use of the Intellectual Property.

(i)	Non-Disclosure –

(i)	Each current employee of and consultant to the Seller who provides services in respect of the Software; and

(ii)	To the knowledge of Warrantor, each former employee of and consultant to the Seller who has provided services in respect of the Software,

has signed a proprietary rights and confidentiality agreement or similar agreement in favour of the Seller and, to the Knowledge of the Warrantor, there has not been a breach of any such proprietary rights and confidentiality agreements or similar agreements.  To the Knowledge of the Warrantor, the employment by the Seller of any of such employees or engagement of such consultants by the Seller did not and does not violate any non-disclosure or non-competition agreement between an employee or consultant and a third party.

(j)
Litigation – There are no Claims in progress (whether or not purportedly on behalf of the Seller) adversely affecting, pending or, to the Knowledge of the Warrantor, threatened against, or which could materially adversely affect the Assets or before or by any federal, provincial, municipal or other governmental court, department, commission, board, bureau, agency or instrumentality, domestic or foreign, whether or not insured, and which might involve the possibility of any Lien or any other right of a third party against the Assets.    There is no judgement, decree, injunction, rule or order of any court, governmental authority or arbitrator outstanding against the Seller.

(k)	No Encumbrances – The Seller is the owner of the Assets with good and marketable title, free and clear of all Liens, except for Permitted Liens.

(l)	Guarantees - The Seller is not a party to or bound by any guarantee, indemnification, surety or similar obligation pertaining to the Assets.

(m)	No Royalties – The Seller is not a party to or bound by any contract or commitment to pay any royalty, licence fee or management fee pertaining to the Assets.

(n)
Compliance With Rules – The Seller is conducting the Business in compliance in all material respects with all laws, rules, regulations, notices, approvals and orders, applicable to the Seller and the Business in those jurisdictions in which the Business operates as at the Closing Date.

(o)
No Brokers – Except as disclosed in Section 3.1(o) of the Disclosure Schedule, the Seller has not engaged any broker or finder in connection with the transactions contemplated by this Agreement, and no person or entity is entitled to any fee or other compensation by the Seller with respect to this Agreement or the transactions it contemplates.

(p)
Insolvency - No order has been made or petition presented or resolution passed for the winding up of the Seller nor has any distress execution or other process been levied against the Seller or action taken to repossess goods in the possession of the Seller.  No steps have been taken for the appointment of an administrator or receiver of any part of the property of the Seller or the Business.  The Seller has not made or proposed any arrangement or composition with its creditors or any class of its creditors.  The Seller has not been party to a transaction pursuant to or as a result of which an asset owned, purportedly owned or otherwise held by it is liable to be transferred or re-transferred to another person or which gives or may give rise to a right of compensation or other payment in favour of another person under the provisions of any bankruptcy or equivalent legislation in the United States.

(q)
Full Disclosure - No representation or warranty of the Warrantor in this Agreement contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein, in light of the circumstances under which made, not misleading.  The Warrantor has disclosed to the Purchaser all events, conditions or facts related to the Assets, the Seller and the Business which materially affect the condition (financial or otherwise) of the Assets, the Seller or the Business.

3.2	Survival of Representations, Warranties and Covenants of the Warrantor.

(a)
The representations and warranties of the Warrantor set forth in Section 3.1(f) and (h) will survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser for a period of five (5) years from the Closing Date.  All other representations and warranties of the Warrantor set forth in Section 3.1 will survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser for a period of three years from the Closing Date.

(b)
No investigations made by or on behalf of the Purchaser at any time, nor any disclosure of information made to the Purchaser (except as set out in this Agreement and the Disclosure Schedule), shall have the effect of waiving, diminishing the scope or otherwise affecting any representation or warranty made by the Warrantor.

(c)
The covenants of the Warrantor set forth in this Agreement will survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion, will continue in full force and effect for the benefit of the Purchaser in accordance with the terms thereof and subject to Section 3.2(a) hereof.

3.3	Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Warrantor that:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of its jurisdiction of incorporation.

(b)
The Purchaser has good and sufficient power, authority and right to enter into and deliver this Agreement and to complete the transactions to be completed by the Purchaser contemplated hereunder, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly and validly authorized and approved by all necessary corporate action on the part of the Purchaser.

(c)
This Agreement and all other agreements, documents and instruments to be executed by the Purchaser to give effect to the transactions contemplated hereby constitute valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms subject to applicable bankruptcy and insolvency laws and to equitable remedies being always in the discretion of a court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in the violation of:

(i)	any of the provisions of its charter documents or by-laws,

(ii)	any agreement or other instrument to which it is a party or by which it is bound, or

(iii)	any applicable law, rule or regulation.

(e)
The Purchaser has not engaged a broker or finder in connection with the transactions contemplated by this Agreement, and no person or entity is entitled to any commission or broker’s or finder’s fees or other compensation from the Purchaser in connection with any of the transactions contemplated by this Agreement.

3.4	Survival of Purchaser’s Representations, Warranties and Covenants.

(a)
The representations and warranties of the Purchaser set forth in Section 3.3 will survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion, will continue in full force and effect for the benefit of the Seller and the Warrantor for a period of two (2) years from the Closing Date.

(b)
The covenants of the Purchaser set forth in this Agreement will survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion, will continue in full force and effect for the benefit of the Seller in accordance with the terms thereof and subject to Section 3.4(a) hereof.

4.0	COVENANTS; INDEMNIFICATION AND RESOLUTION OF DISPUTES

4.1	Covenants of the Warrantor.

(a)	Subject to Sections 3.2(a), 3.2(b) and 4.1(b), the Warrantor shall indemnify, save and hold harmless, discharge and release the Purchaser from and against any and all Damages arising from or based on:

(i)	any inaccuracy in any representation or warranty made by the Warrantor in this Agreement;

(ii)	any breach of any covenant of the Warrantor in this Agreement;

(iii)
subject to paragraph 4.1(a)(iv), any liability, obligation or other Claim arising in respect of the Assets which liability, obligation or Claim arose prior to the Effective Date that is not disclosed in the Disclosure Schedule or arising in respect of services performed for or products supplied to customers by the Seller before the Effective Date that is not disclosed in the Disclosure Schedule; or

(iv)	all other Claims directly or indirectly relating to any Warrantor including, without limiting the generality of the foregoing, Claims relating to income, sales, excise or other taxes.

(b)	The following limitations will apply with regard to any Damages for which the Warrantor has indemnification obligations under this Agreement:

(i)
the indemnification obligations of the Warrantor shall not apply until the aggregate of all Damages suffered by the Purchaser, both hereunder and pursuant to the Share Purchase Agreement, total more than $20,000 in the aggregate, in which event the indemnification obligations of the Warrantor under this Agreement and the Share Purchase Agreement shall apply to all Damages and not only those Damages which in the aggregate are in excess of $20,000;

(ii)
with respect to the indemnification obligations of  the Warrantor, both hereunder and pursuant to the Share Purchase Agreement, the maximum aggregate liability of the Shareholder shall not exceed the aggregate amount of the Purchase Price and the Share Purchase Price under the Share Purchase Agreement;

(iii)
any Claim made against the Warrantor hereunder or pursuant to the Share Purchase Agreement, to which the Purchaser hereunder or under the Share Purchase Agreement is entitled to indemnity from the Warrantor, shall first be satisfied from any amounts of Share Purchase Price which are at that time due and payable to the Warrantor pursuant to the terms of the Share Purchase Agreement.  If such amount is insufficient to satisfy such Claim, then the Warrantor shall be liable for any outstanding amount in accordance with the terms of this Agreement and the Share Purchase Agreement; and

(iv)
for the avoidance of doubt, the prosecution of a Claim by Purchaser under this Agreement shall preclude Purchaser from pursuing a Claim with the same basis under the Share Purchase Agreement, and the prosecution of a Claim by Purchaser under the Share Purchase Agreement shall preclude Purchaser from pursuing a Claim with the same basis under this Agreement.

Notwithstanding the foregoing, the limitations in this Section do not apply, in relation to any Warrantor, where there has been fraud or wilful misrepresentation by such Warrantor.

4.2	Covenants of the Purchaser.

(a)
In addition to the other indemnities provided by the Purchaser herein, the Purchaser shall indemnify, save, hold harmless, discharge and release the Warrantor from and against any and all Damages arising from or based on:

(i)	subject to subsection 3.4(a), any inaccuracy in any representation or warranty made by the Purchaser in this Agreement; and

(ii)	any breach of any covenant of the Purchaser in this Agreement.

(b)	The Purchaser will ensure that the conditions of closing for the benefit of the Seller have been performed or complied with by the Time of Closing.

(c)
The indemnification obligations of the Purchaser set forth in this Agreement shall not apply until the aggregate of all Damages suffered by the Warrantor, both hereunder and pursuant to the Share Purchase Agreement, total more than $20,000, in the aggregate.

Notwithstanding the foregoing, the limitations in this Section 4.2 do not apply where there has been fraud, wilful misrepresentation or a wilful breach by the Purchaser.

4.3	Article 7 of the Share Purchase Agreement

The Parties hereby agree that the terms and conditions of Article 7 of the Share Purchase Agreement (other than Sections 7.01 and 7.02) are applicable to this Agreement, mutatis mutandis.

5.0	DELIVERIES AT CLOSING

5.1	Deliveries by Seller.

(a)	written consents of third parties, including the shareholders of the Seller, and governmental entities, if necessary, with respect to the transfer of the Assets to the Purchaser;

(b)	a full discharge from any person holding a Lien on the Assets except Permitted Liens; and

(c)
such certificates or other instruments of the Seller and the Warrantor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement and the Share Purchase Agreement have been performed or complied with by the Seller and the Warrantor at or prior to the Time of Closing.

5.2	Deliveries by Purchaser.

(a)	written consents of third parties and governmental entities, if necessary, with respect to the transfer of the Assets to the Purchaser; and

(b)
such certificates or other instruments of the Purchaser as the Seller or the Seller’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement and the Share Purchase Agreement have been performed or complied with by the Purchaser at or prior to the Time of Closing.

5.3
Mutual Condition.  The obligation of the Seller to sell the Assets and the obligation of the Purchaser to purchase the Assets shall be subject to and contingent on the execution and delivery of the Share Purchase Agreement and all documentation contemplated thereby, and the fulfillment of all conditions precedent stipulated herein and therein, with all such documentation held in escrow by legal counsel for the Seller and the Purchaser, pending the completion of the transactions contemplated by this Agreement and the Share Purchase Agreement.

6.0	GENERAL

6.1
Further Assurances.  The Seller, the Warrantor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing Date, reasonably required to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2
Fees.  Each of the Seller and the Purchaser shall bear its own legal, accounting, due diligence and out-of-pocket costs and expenses incurred by it in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto.

6.3	Benefit of the Agreement. This Agreement will inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

6.4
Entire Agreement.  This Agreement and the documents referred to herein, including the Share Purchase Agreement, constitute the entire agreement between the parties hereto with respect to the subject matter hereof and terminates and supersedes any prior understandings and agreements between the parties hereto with respect thereto, including but not limited to the Letter of Intent, dated October 20, 2009, among the Purchaser, the Seller and the Shareholder.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.  This Agreement and the Share Purchase Agreement shall be read together so as to avoid any conflict as between the two agreements.

6.5
Amendments and Waivers.  No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by all of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

6.6
Assignment.  This Agreement may not be assigned by the Seller or the Warrantor without the written consent of the Purchaser but may be assigned by the Purchaser without the consent of the other parties to an affiliate of the Purchaser provided that such affiliate enters into a written agreement with the other parties to be bound by the provisions of this Agreement in all respects and to the same extent as the Purchaser is bound, and the Purchaser remains liable for the payment and performance of all its obligations hereunder.

6.7
Notices.  Any demand, notice or other communication to be given in connection with this Agreement will be given in writing and will be given by personal delivery or by registered mail addressed to the recipient as follows:

To the  Purchaser:

  Harris Computer Systems
  1 Antares Drive
  Suite 400
  Ottawa, Ontario
  Canada K2E 8C4
  Attention:  Jeff Bender, CEO
  Fax: (613) 226-3377

  with a copy to:

  Constellation Software
  20 Adelaide Street East
  Toronto Ontario
  Canada M5C 2T6
  Attention: Mark Dennison, Counsel
  Fax: 416-861-2287

To the Shareholder:

  VillageEDOCS, Inc.
  1401 N. Tustin Ave., Suite 230
  Santa Ana, CA  92705
  Attention: K. Mason Conner, CEO
  Fax:  (734) 734-1040

  with a copy to:

  Johnson, Pope, Bokor, Ruppel & Burns, LLP
  911 Chestnut St.
  Clearwater, FL  33756
  Attention: Michael T. Cronin, Esq.
  Fax: (727) 462-0365

or to such other address or individual as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fifth Business Day following the deposit thereof in the mail.  If the party giving any demand or notice knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand or notice may not be mailed but must be given by personal delivery.

6.8
Counterparts.  This Agreement may be executed by the parties in separate counterparts each of which when so executed and delivered (by facsimile transmission or otherwise) shall be an original, but all such counterparts shall together constitute one and the same instrument.

6.9
Announcements.  All announcements, public notices and any other communication regarding this Agreement and the transactions contemplated hereby must be reviewed in advance and approved by the Purchaser.

6.10
Governing Law.  This Agreement is governed by and will be construed in accordance with the laws of the State of New York applicable therein without regard to its laws of conflict.  The parties hereto hereby agree to submit to the jurisdiction of the courts of the State of New York.  The parties further agree that venue will be proper in such courts, and further agree to waive removal of any action, suit or proceeding to the courts of any other jurisdiction.

(THIS SPACE INTENTIONALLY LEFT BLANK)

IN WITNESS WHEREOF the parties have executed this Agreement.

N. HARRIS COMPUTER CORPORATION

By:	/s/ Jeff Bender
Name: Jeff Bender
Title: Chief Executive Officer

TAILORED BUSINESS SYSTEMS, INC.

By:	/s/
Name:
Title:

VILLAGEEDOCS, INC.

By:	/s/ K. Mason Conner
Name: K. Mason Conner
Title: Chief Executive Office